December 11, 2005

Mail Stop 4561

Glade M. Knight
President and Principal Executive Officer
Apple REIT Seven, Inc.
814 East Main Street
Richmond, VA 23219

	Re:	Apple REIT Seven, Inc.
		Amendment No. 3 to Registration Statement on Form S-11
		Filed December 1, 2005
		File No. 333-125546

Dear Mr. Knight:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to comment 1 in our letter dated
September
8, 2005. Please confirm that you will obtain exemptive relief from the Division of Market Regulation prior to the commencement of the unit redemption program.

Financial Statements
2. Please update your financial statements in accordance with Rule
3-
12 of Regulation S-X. Also, revise your accounting policy for start up costs disclosed in note 1, page F-4, to expense these costs as incurred in accordance with SOP 98-5.

Part II. Information Not Required in Prospectus

Item 36.  Undertakings, page II-4
3. Please revise to include all of the undertakings described in Item
512(a) of Regulation S-K.  Refer to Questions 3 and 4, Securities
Offering Reform Transition Questions and Answers (Sept. 13, 2005)
(http://www.sec.gov/divisions/corpfin/transitionfaq.htm).

Exhibits 5.1. and 8.1
4. Please file the signed and dated legal and tax opinions with your next amendment.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittenden, Staff Accountant, at
202-
551-3472 or Jorge Bonilla, Senior Accountant, at 202-551-3414 if
you
have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Martin B. Richards, Esq. (via facsimile)
	McGuire Woods LLP






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Glade M. Knight
Apple REIT Seven, Inc.
December 11, 2005
Page 2